Open Lending Corporation

1501 S. MoPac Expressway

Suite 450

Austin, TX

VIA EDGAR

December 7, 2020

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Bednarowski

Re:	Open Lending Corporation

Registration Statement on Form S-1

Dear Ms. Bednarowski:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Open Lending Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 filed on December 7, 2020 (the “Registration Statement”) be accelerated to Wednesday December 9, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Michael J. Minahan at (617) 570-1021. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Michael J. Minahan, by facsimile to (617) 801-8717.

Under separate cover, Goldman Sachs & Co. LLC, Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC, as underwriters, will send the Commission a letter joining in this request for acceleration of the effective date.

If you have any questions regarding this request, please contact Michael J. Minahan of Goodwin Procter LLP at (617) 570-1021.

[Remainder of Page Intentionally Left Blank]

Sincerely,

OPEN LENDING CORPORATION

/s/ Charles D. Jehl
Charles D. Jehl
Chief Financial Officer

cc:	Jocelyn Arel, Goodwin Procter LLP

Michael Minahan, Goodwin Procter LLP

[Signature Page to Acceleration Request]